**HEXT CAPITAL PARTNER LLC**

**FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION**

**RESTATED**

**For the Year Ended December 31, 2024**
**With Report of Independent Registered Public Accounting Firm**

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-46198

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___

                                   MM/DD/YY                                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Hext Capital Partners LLC__

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__5001 Spring Valley Road, Suite 850W__

(No. and Street)

| __Dallas__ | __TX__ | __75244__ |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| __Greg Hext__ | __972-644-7112__ | __ghext@hextcapitalpartners.com__ |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Jennifer Wray CPA, PLLC__

(Name – if individual, state last, first, and middle name)

| __800 Bonaventure Way, Suite 168__ | __Sugar Land__ | __TX__ | __77479__ |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |
| __11/30/2016__ | | __6328__ | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Greg Hext__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Hext Capital Partners LLC__ , as of __December 31__ , 2 __024__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Managing Member

**This filing\*\* contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HEXT CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS

# *Jennifer Wray CPA PLLC*

*800 Bonaventure Way. Suite 168. Sugar Land, TX 77479*
*Tel: 281-923-7665  Email: jenniferwraycpa@yahoo.com PCAOB#6328*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To members of Hext Capital Partners, LLC,

**Opinion on the Financial Statements**

We have audited the accompanying statement of the financial condition of Hext Capital Partners, LLC as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hext Capital Partners, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Disclosure Note-Restatement to the financial statements, the 2024 financial statements have been restated to correct a misstatement.

**Basis for Opinion**

These financial statements are the responsibility of Hext Capital Partners, LLC's management. Our responsibility is to express an opinion on Hext Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hext Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Hext Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Hext Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Hext Capital Partners, LLC's auditor since 2019.

Sugar Land, Texas

April 8, 2026

**HEXT CAPITAL PARTNERS, LLC**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2024**

**RESTATED**

Assets

| | | |
|---|---:|---:|
| Cash and cash equivalents | $ | 27,706 |
| Accounts receivable | | - |
| Prepaid expenses | | 860 |
| Total assets | $ | 28,566 |

Liabilities and Member's Equity

| | | |
|---|---:|---:|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 15,826 |
| Member's equity | | 12,740 |
| Total liabilities and member's equity | $ | 28,566 |

See report of independent registered public accounting firm and notes to financial statements.

**HEXT CAPITAL PARTNERS, LLC**

**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2024**

**RESTATED**

| | | |
|---|---|---:|
| Revenues: | | |
| Fee income | $ | 778,950 |
| | | |
| Expenses: | | |
| Member commissions | | 699,690 |
| Bad debt | | 13,263 |
| Professional fees | | 71,450 |
| Commissions | | 63,414 |
| Administravtive expenses | | 3,662 |
| | | |
| Total expenses | | 851,479 |
| | | |
| Net loss | $ | (72,529) |

See report of independent registered public accounting firm and notes to financial statements.

# HEXT CAPITAL PARTNERS, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2024

### RESTATED

| | | |
|---|---|---|
| Balance - December 31, 2023 | $ | 85,269 |
| Net loss | | (72,529) |
| Balance - December 31, 2024 | $ | 12,740 |

See report of independent registered public accounting firm and notes to financial statements.

**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2024**

**RESTATED**

| | |
|---|---:|
| Cash flows provided (used) by operating activities: | |
| Net loss | $ (72,529) |
| | |
| Adjustments to reconcile net loss to net cash used by | |
| operating activities: | |
| Changes in operating assets and liabilities: | |
| Accounts receivable | 11,860 |
| Net cash used by operating activities | (60,669) |
| | |
| Net decrease in cash | (60,669) |
| | |
| Cash - beginning of period | 88,375 |
| | |
| Cash - end of period | $ 27,706 |
| | |
| Supplementary cash flows information: | |
| Cash paid during the year for: | |
| Interest | $ - |
| Income taxes | $ - |

See report of independent registered public accounting firm and notes to financial statements.

## Company Background

Hext Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

## Restatement

As part of an SEC examination review, the Company determined that it was a debtor on an affiliate loan from NexBank. The effect of being named a debtor on the affiliate loan resulted in net capital charges of $500,000 beginning on March 17, 2023 and continuing through until August 24, 2024. As of August 23, 2024, the net capital charge related to the affiliate loan was $650,000. On August 24, 2024, the Company was removed as a debtor for the affiliate loan.

In addition, the SEC examination review determined there were significant concerns about the accuracy of the Company's books & records, compliance with the net capital rule and failure to file any financial notifications

## Note 1 – Summary of Significant Accounting Policies

The Company's customer base is located throughout the United States.

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company's net income is taxed at the members level rather than at the corporate level for federal income tax purposes. Any potential interest and penalty associated with a tax contingency, should one arise, is included as a component of income tax expense in the period in which the assessment arises. The Members' federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2 – Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2024, the Company had net capital of approximately $11,880 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.33 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its members at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

## Note 3 – Income Taxes

The Company is taxed as a limited liability company (LLC) under the applicable sections of the Internal Revenue Code and has elected to be treated as a partnership. As a result, any income tax liabilities are the responsibility of the Company's members. Accordingly, no provision for income taxes has been included in the accompanying consolidated financial statements.

## Note 4 – Related Party Transactions

The Company and various entities are under common control. During the year ended December 31, 2024, the company paid $699,690 in commissions to its Member.

## Note 5 – Revenue Recognition

The Company provides investment banking services related to the corporate finance needs of middle-market companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, and business strategy.

Revenue is recognized for financial advisory services rendered based on the contractual terms of each respective agreement.

The Company records revenue in accordance with the Financial Accounting Standard Board's ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended. The Company identifies the contracts with customers, identifies performance obligations in the contracts, determines the transaction price, allocates the transaction price to the performance obligations, and recognizes revenue when the Company satisfies a performance obligation.

## Note 6 – Single Reportable Segment

According to the guidance in FASB ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the companies, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements.

## Note 6 – Single Reportable Segment (continued)

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of services, including investment banking, investment advisory, and venture capital businesses. The Company has identified its President Gregory Hext as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make member distribution. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 77 percent of its total revenue from a single external customer in 2024.

## Note 7 – Commitments and Contingencies

Litigation

The Company is subject to various regulatory exams that arise in the ordinary course of business. While the resolution of these exams cannot be predicted with certainty, management believes that the final outcome of such exams will not have a material adverse effect on the consolidated financial position or result of operations of the Company.

The Company is currently under examination by FINRA.

## Note 8 – Subsequent Events

The Company has reviewed all subsequent events through April 8, 2026, the date through which the financial statements are available to be issued, no events have a material impact on its financial statements.

**SCHEDULE I**

**HEXT CAPITAL PARTNERS, LLC**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION**

**AS OF DECEMBER 31, 2024**

**RESTATED**

Allowable capital:
  Total member's equity | $ | 12,740

Less non-allowable assets:
  Accounts receivable | -
  Prepaid expenses | (860)

Total non-allowable assets | (860)

Net capital | $ | 11,880

Aggregate indebtedness | $ | 15,826

Non-Aggregate indebtedness | $ | -

Computaton of Net Capital Requirement

Minimum net capital required
  (the greater of $100,000 or 6 2/3% of aggregated indebtedness) | $ | 5,000

Excess net capital | $ | 6,880

Net capital less greater of 10% of minimum total indebtedness
or 120% of minimum net capital requirement | $ | 5,880

Ratio: Aggregate indebtedness to net capital | 1.3323 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See report of independent registered public accounting firm.

**HEXT CAPITAL PARTNERS, LLC**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**AS OF DECEMBER 31, 2024**

**RESTATED**

Computation for Determination of Reserve Requirements under Rule 15c3-3 not applicable to Hext Capital Partners, LLC.

**HEXT CAPITAL PARTNERS, LLC**

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**AS OF DECEMBER 31, 2024**

**RESTATED**

Information Relating to Possession or Control Requirements under Rule 15c3-3 not applicable to Hext Capital Partners, LLC.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hext Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §

240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to capital raising of equity, senior and subordinated debt, mergers and acquisitions and general financial consulting and advisory; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hext Capital Partners, LLC's management, is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hext Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

April 8, 2026



**HEXT CAPITAL PARTNERS, LLC**
Mergers & Acquisitions
Corporate Finance
Transaction Advisory Services

5001 Spring Valley Rd, Suite 850W
Dallas, TX 75244-3913
O: (972) 644-7112  F: (972) 680-8685
http://www.hextfinancialgroup.com

Hext Capital Partners, LLC

# Exemption Report

December 31, 2024

Hext Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3- 3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to capital raising of equity, senior and subordinated debt, mergers and acquisitions and general financial consulting and advisory; during the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hext Capital Partners, LLC

I, Greg Hext, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Managing Member